Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance, Mail Stop 3030

Securities and Exchange Commission

Washington, D.C. 20549

September 22, 2017

Re:	Kindara Inc.

Amendment No. 2 to
Offering Statement on Form 1-A

Filed September 5, 2017

File No. 024-10709

Dear Mr. Mancuso:

We acknowledge receipt of comments in your letter of September 18, 2017, which we have set out below, together with our responses.

Risk Factors, page 6

1.	We acknowledge your revised disclosure in response to our comments about the investor agreements. Given that these agreements appear to contain numerous unique terms, revise further in “Risk Factors” and “Securities Being Offered” so that the effects of these terms on potential investors are clear. Your disclosure should highlight, at a minimum, limitations on shareholder dispute resolution rights and remedies, including exclusive forum, various transfer restrictions applicable to purchasers and their transferees, and whether those restrictions apply equally to purchasers of more than $50,000, mandatory redemption and rights of first refusal, and significant proxy-holder control over voting results, including to change shareholder terms and rights.

We have amended the “Risk Factors” section beginning on page 6 and the “Securities Being Offered” section beginning on page 26 as requested. Specifically, we note that we have either added or amended the following risk factors:

•	Some investors have more rights than others.

•	You will have to assign your voting rights unless you invest more than $50,000.

•	We are subject to registration rights.

•	Holders of shares of our Series A Preferred Stock must vote their shares to approve of certain future events, including our sale.

KHLK LLP P.O. Box 70743, Washington D.C. 20024

•	The stock purchase agreement, some of the other investor agreements, and certificate of incorporation have forum selection provisions and the agreements contain arbitration provisions, these provisions require disputes be resolved either in arbitration in Denver, Colorado or in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

•	Your ability to transfer your securities will be limited.

In addition, we have modified the language in certain subsections or added subsections to “Securities Being Offered - Series A Preferred Stock, Series Seed Preferred Stock II and Series Seed Preferred Stock” including “Voting Rights”, “the Proxy”, “Right of First Refusal and Right of Co-Sale”, “Registration Rights”, “Restrictions on Transfer”, and “Dispute Resolution”.

Please note that we have added a risk factor to describe the pertinent risks related to the transfer restrictions. We note that some of the restrictions on transfer found in the investor agreements would not be applicable to holders of Series A Preferred Stock as those restrictions were intended to ensure compliance with the provisions of the Securities Act. For instance, section 2.12(c) of the Second Amended and Restated Investors’ Rights Agreement allows the company to reasonably request, at a stockholders’ expense, information and/or evidence that the proposed transfer may be effected without registration under the Securities Act, including a written opinion of legal counsel and a “no action” letter from the SEC. We note that such a request is not reasonable (provided the exemption available under Regulation A is still effective), because these transfers may be effected without registration under the Securities Act. We have only elaborated on this particular information in the “Securities Being Offered - Series A Preferred Stock, Series Seed Preferred Stock II and Series Seed Preferred Stock – Restrictions on Transfer” section.

Finally, we note that we are re-fling the Series A Preferred Stock Purchase Agreement, Exhibit 6.2, as we made two minor changes to the document.

KHLK LLP P.O. Box 70743, Washington D.C. 20024

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You will have to assign your voting rights . . ., page 8

2.	Given the terms of exhibit 5, tell us why this risk factor refers to the proxy terminating in connection with an acquisition.

The disclosure on page 8 of the Offering Statement has been accordingly amended.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: Ira Hernowitz

Kindara Inc.

KHLK LLP P.O. Box 70743, Washington D.C. 20024

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